Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of PMV Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and other units and to the incorporation by reference therein of our report dated March 3, 2021, with respect to the financial statements of PMV Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

October 4, 2021